Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 6, 2023, Primis Financial Corp. (“PRIMIS”) has one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF COMMON STOCK

The following description of the terms and provisions of our common stock is qualified in its entirety by reference to our amended Articles of Incorporation, Amended and Restated Bylaws or Virginia law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our amended Articles of Incorporation and Amended and Restated Bylaws, which are included as exhibits to this Annual Report on Form 10-K.

General

We are authorized to issue 50,000,000 shares of capital stock of which 45,000,000 are shares of common stock and 5,000,000 are shares of preferred stock, par value $0.01 per share. As of March 6, 2023, there were 24,685,458 shares of common stock outstanding held by 1,212 holders of record and no shares of preferred stock issued and outstanding.

Common Stock

General.   Each share of PRIMIS common stock has the same relative rights as, and is identical in all respects to, each other share of PRIMIS common stock. PRIMIS’ common stock is traded on the NASDAQ Global Market under the symbol “FRST”

Dividends.   PRIMIS’ shareholders are entitled to receive dividends or distributions that its board of directors may declare out of funds legally available for those payments. The payment of distributions by PRIMIS is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.

As a bank holding company, PRIMIS’ ability to pay dividends is affected by the ability of Primis Bank, its bank subsidiary, to pay dividends to the holding company. The ability of Primis Bank, as well as PRIMIS, to pay dividends in the future is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Liquidation Rights.   In the event of any liquidation, dissolution or winding up of PRIMIS, the holders of shares of its common stock will be entitled to receive, after payment of all debts and liabilities of PRIMIS and after satisfaction of all liquidation preferences applicable to any preferred stock, all remaining assets of PRIMIS available for distribution in cash or in kind.

Voting Rights.   The holders of PRIMIS common stock are entitled to one vote per share and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Holders of PRIMIS common stock are not entitled to cumulative voting rights. Directors are elected by a plurality of the votes cast, and shareholders do not have the right to cumulate their votes in the election of directors.

Directors and Classes of Directors.   PRIMIS’ board of directors is divided into three classes with directors serving staggered three-year terms. Any newly created directorships or any decrease in directorships are apportioned among the classes as evenly as possible. Under PRIMIS’ articles of incorporation, directors may be removed for cause upon the affirmative vote of not less than 75% of the outstanding shares entitled to vote generally in an election of directors. Cause for removal exists only if a director whose removal is proposed has been either declared incompetent by an order of a court, convicted of a felony or of an offense punishable by imprisonment for a term of more than one year, or deemed liable by a court for gross negligence or misconduct in the performance of such director’s duties to PRIMIS.

No Preemptive Rights; Redemption and Assessment.   Holders of shares of PRIMIS will not be entitled to preemptive rights with respect to any shares that may be issued. PRIMIS common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.

Anti-Takeover Effects of Certain Provisions in Our Amended Articles of Incorporation and Amended and Restated Bylaws and Virginia Law

Subject to the application of the Virginia Stock Corporation Act (VSCA), the affirmative vote of the holders of more than two thirds of all votes entitled to be cast is generally required with respect to a merger, exchange offer or the sale of all or substantially all of our assets. Under the VSCA and our amended Articles of Incorporation, any action required or permitted to be taken by our shareholders may be taken without a meeting and without a shareholder vote if a written consent is signed by the holders of the shares of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting of shareholders at which all shares entitled to vote on such matter were present and voted.

Virginia law provides for certain restrictions on extraordinary corporate transactions that may discourage the acquisition of control of Virginia corporations. We elected to “opt out” of those protective provisions.

The provisions described below, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt, but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our shareholders in that they will permit management and our shareholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of shareholder participation in the decision if the transaction is not approved by our board of directors.

Staggered Board and Removal of Directors

One class of our three classes of directors is elected annually. Directors serve for three-year terms. There is no cumulative voting for directors provided for in the amended Articles of Incorporation. As permitted by Virginia law, our amended Articles of Incorporation provide that where a corporation’s directors are elected in classes that a director, or the entire board of directors, only may be removed for cause by the affirmative vote of not less than 75% of the shares entitled to vote generally in an election of directors. The provisions contained in our amended Articles of Incorporation relating to election of directors in staggered three-year classes and the supermajority vote required to remove a director tend to discourage attempts by third parties to acquire us because of the extra time and expense involved and a greater possibility of failure. This also can affect the price that a potential purchaser would be willing to pay for our common stock, thereby reducing the amount a shareholder would receive in, for example, a tender offer for our common stock.

Special Shareholder Meetings

Our amended Articles of Incorporation also restrict the manner in which special meetings may be called. Under the VSCA, a corporation is permitted to provide for calling of special meetings either in its bylaws or articles of incorporation. Our amended Articles of Incorporation specify that special meetings may be called by our Chairman of the Board or President or by the affirmative vote of three-fourths of the board of directors or by holders of record of not less than 40% of our then outstanding voting shares.

Evaluation of Change in Control Offers

Our amended Articles of Incorporation also provide that when evaluating any offer that may result in a change in control of our company, the board of directors may consider, consistent with the exercise of its fiduciary duties and in connection with the exercise of its judgment in determining what is in the best interests of our company and our shareholders, not only the price or other consideration being offered, but also all other relevant factors including, without limitation, the financial and management resources and future prospects of the other party, the possible effect on our business and the business of our subsidiaries and on our employees, customers, suppliers and creditors and those of our subsidiaries, the effects on the ability of our company to fulfill its corporate objectives as a holding company and on the ability of Primis Bank to fulfill its objectives as a bank, and the effects on the communities in which our facilities are located.

Blank Check Preferred Stock

In addition to common stock, our amended Articles of Incorporation permit the board of directors to issue up to 5,000,000 shares of “blank check” preferred stock. Among other things, the board of directors in issuing a series of preferred stock has the power to determine voting powers, if any, of such series. Such issuance of preferred stock having voting rights could dilute the voting and ownership interest of existing shareholders. Such issuance may have the effect of discouraging unilateral attempts by third parties to obtain control of our company, since the issuance of additional shares of capital stock could be used to dilute the voting power of, or increase the cost to, any person seeking to obtain control of us. This may occur by virtue of the fact that the preferred stock may be issued in a series having rights in excess of one vote per share or having the right to vote separately by class respecting some matters.

Transfer Agent and Registrar

The transfer agent for PRIMIS’ common stock is Computershare Inc., 250 Royall Street, Canton, Massachusetts 02021.